

January 2, 2024

Jon Rousseau
President and Chief Executive Officer
BrightSpring Health Services, Inc.
805 N. Whittington Parkway
Louisville, Kentucky 40222

>       **Re:  BrightSpring Health Services, Inc.**
>             **Amendment No. 3 to Draft Registration Statement on Form S-1**
>             **Submitted December 18, 2023**
>             **CIK No. 0001865782**

Dear Jon Rousseau:

       We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted December 18, 2023

Recent Developments
Preliminary, Unaudited Estimated Financial and Other Data as of and for the Year Ended December 31, 2023, page 22

1.     We refer to your statements that "[o]ur actual results may be materially different from our estimates, which should not be regarded as a representation by us, our management or the underwriters as to our actual results as of and for the year ended December 31, 2023" and that investors "should not place undue reliance on these estimates." If you choose to disclose preliminary estimates, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary estimates. Further, it is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete these statements or revise to specifically state that you take liability for them.

<u>Legal Proceedings, page 175</u>

2.     We note your disclosure that the estimated financial impact of the settlement of the Silver matter is $115.0 million, which you accrued in the nine months ended September 30, 2023. If known, please provide a general estimate of when you expect a final settlement agreement could be approved and cash payment of the settlement amount made. Please note the anticipated source of funds to be used to pay the settlement amount, including any anticipated increase in net debt and any related impacts such as a decrease in available borrowing capacity.

     Please contact Kristin Lochhead at 202-551-3664 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:     Sunny Cheong, Esq.